EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Six Months Ended June 30, 2013

	Earnings before fixed charges:
	Income from continuing operations before equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$69,943
Add:	Interest expense	61,780
	Depreciation expense on capitalized interest	871
	Amortization of deferred financing costs	1,949

	Earnings before fixed charges	$134,543

	Fixed charges:
	Interest expense	$61,780
	Amortization of deferred financing costs	1,949
	Capitalized interest	5,697

	Fixed charges	69,426

	Preferred unit distributions	1,883

	Combined fixed charges	$71,309

	Ratio of earnings to fixed charges	1.94

	Ratio of earnings to combined fixed charges	1.89